DB

19010557

Securities and Exchange Commission
Trading and Markets

MAY 30 2019

RECEIVED

Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

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| SEC FILE NUMBER |
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| 8-18428 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAVU SECURITIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 10th Floor
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Attanasio — (212) 668-8700
(Area Code – Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Ave., Suite 165 | Northridge | CA | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PMS

# OATH OR AFFIRMATION

I, Gregory A. Parsons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAVU SECURITIES LLC, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YANINA MILLER
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in New YORK County
N001LE6237460
MY COMMISSION EXPIRES August 31, 2022

Signature

Chairman

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CAVU SECURITIES, LLC
# (S.E.C. NO. 8-18428)

**Annual Audited Report**

**As of March 31, 2019**

**This report is deemed PUBLC in accordance with rule 17a-(e)(3) under the Securities Exchange Act of 1934.**

**Table of Contents**

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of CAVU Securities, LLC:

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of CAVU Securities, LLC (the "Company") as of March 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
May 24, 2019

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

**CAVU Securities, LLC**
**Statement of Financial Condition**
**March 31, 2019**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 196,582 |
| Accounts receivable, related party | | 506,443 |
| Deposit with clearing broker | | 88,162 |
| Prepaid expenses | | 22,999 |
| Security deposit | | 11,500 |
| Other receivables | | 1,999 |
| **Total assets** | $ | 827,685 |
| | | |
| **Liabilities and Members' Equity** | | |
| Liabilities | | |
| Accrued compensation | $ | 191,620 |
| Accounts payable and other accrued expenses | | 35,793 |
| Deferred income | | 15,000 |
| | | 242,413 |
| Commitments and contingencies | | |
| Members' equity | | 585,272 |
| **Total liabilities and members' equity** | $ | 827,685 |

The accompanying notes are an integral part of these financial statement.

CAVU Securities, LLC
Notes to Financial Statement
For the period January 1, 2018 through March 31, 2019

## 1. Organization

CAVU Securities, LLC (the "Company") is a Delaware limited liability company registered as a broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company has endeavored to contribute a portion of its revenues to military and veteran charities. The company primarily serves as a distrubutor for hedge funds.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's of Accounting Standards Codification.

### Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

### Cash

The Company's cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation resulting in periodic instances in which balances have been in excess of such insurance coverage.

### Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2019.

### Income Taxes

As the Company has elected to be treated as a partnership for income tax purposes, no provision for income taxes has been made in the accompanying financial statements. The Company's members are required to report their respective shares of the Company's income or loss on their individual income tax returns.

### Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

**2. Summary of Significant Accounting Policies (Continued)**

**Revenue Recognition (continued)**

*Significant Judgement*
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

*Fees*
The Company recognizes revenue only when it satisfies the performance obligation stated in the contracts. Performance obligations do not relate specifically to the closing of any transaction or the trade of any security, but rather the daily performance of wholesaling activities. Given these factors and the terms of the wholesaling agreement, the Company's revenue is equal to the expense incurred to execute these daily wholesaling activities. In fulfilling its performance obligation, the Company does not have expenses related to future performance obligations. Instead, expenses are a real-time reflection of daily efforts to wholesale the related products. Revenue recognition occurs when the daily wholesaling activities are executed on a trade date basis. Once these services occur the Company has a present right to payment, and the customer has received the benefits of having the Company perform wholesaling services.

*Trading gains and losses*
The Company recognizes trading gains and losses on a trade date basis.

**3. Clearing Brokers**

On September 15, 2017, the Company entered into a "piggy-back" clearing arrangement with R.F. Lafferty & Co. Inc. ("Lafferty"), who introduces its customers on a fully-disclosed basis to RBC Capital Markets, LLC ("RBC'), whereby the Company gains access to the services provided by RBC to Lafferty. The arrangement is governed by a sub-broker agreement between the Company and Lafferty and a secondary clearing agreement among all three parties. Under the former agreement, the Company is obligated to maintain a minimum deposit of $50,000 with Lafferty. At March 31, 2019 the balance was $88,162.

**4. Professional Employer Organization ("PEO")**

The Company leases its employees through a PEO and, accordingly, is not the employer of record for tax and insurance purposes.

**5. Net Capital Requirements and Regulatory Notifications**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2019, the Company had net capital of $228,952, which was $128,952 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 106%.

**6. Recently Issued Accounting Pronouncements**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the period ending March 31, 2019, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending March 31, 2019. Management is evaluating the impact that ASU 2016-02 will have on the Company's financial statements.

**7. Liabilities subordinated to claims of general creditors**

Subordinated liabilities of $180,000 were forgiven and converted to members' contributions in June 2018. This balance consisted of $150,000 principal originated in June 2015, plus accrued interest expense of $30,000. Additional accrued interest expense of $14,708 was forgiven and converted to Members' contributions separately during 2018. The stated interest rate was 10% per annum.

**8. Concentrations of credit risk**

*Cash*

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account.

**9. Related parties**

For the fifteen months ended March 31, 2019, 95% of the Company's Fees revenue of $3,301,222 was from Semper Capital Management, LLC, a related party under common ownership. Accounts receivable were $506,443 as of March 31, 2019.

During the fifteen months ended March 31, 2019, the Company made certain securities transactions with a Member, aggregating in sales of $104,688, and a net loss of $37,030, shown on the Statement of Operations.

During 2018, subordinated liabilities of $180,000 and other liabilities of $14,708 were forgiven and converted to members' contributions.

**10. Lease**

The Company leased office space under an agreement that commenced April 1, 2015. Monthly rent expense is $12,000. Beginning May 1, 2018, the lease was converted to a month-to-month agreement, at the Company's sole option to renew.